UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14925

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Standard 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

(971) 321-7000

(Issuer’s telephone number, including area code)

Note:	Other Supplemental Schedules are omitted because of the absence of conditions under which they apply.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

The Standard 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Standard 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Portland, Oregon

June 26, 2007

THE STANDARD 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$110,594,197	$89,047,577
Employer stock	12,321,201	14,228,966
Participant loans receivable	2,896,789	2,701,114
At contract value:
Portfolio Fund—deposit administration contacts	92,621,913	86,799,685

Total investments	218,434,100	192,777,342

Contributions receivable:
Contributions receivable from Standard Insurance Company	238,512	290,016
Contributions receivable from participants	—	305

Total contributions receivable	238,512	290,321

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$218,672,612	$193,067,663

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$9,198,895	$9,193,867
Employer stock dividend income	173,969	165,670
Interest income	4,729,823	4,616,669

Total investment gain	14,102,687	13,976,206

Contributions:
Participant	15,623,516	14,817,566
Employer	6,349,920	5,861,069

Total contributions	21,973,436	20,678,635

Total additions	36,076,123	34,654,841

DEDUCTIONS:
Withdrawals	10,427,360	8,285,917
Administrative expenses	43,814	27,043

Total deductions	10,471,174	8,312,960

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	25,604,949	26,341,881
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	193,067,663	166,725,782

End of year	$218,672,612	$193,067,663

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF THE PLAN

Effective January 1, 2006, the plan name was changed to The Standard 401(k) Plan (“the Plan”), formerly named the Standard Insurance Company Home Office Employees’ Deferred Compensation Plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description and may request a copy of the Plan document from the Plan sponsor for more complete information.

General—The Plan is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 31, 2000, the Standard Insurance Company Agents’ Deferred Compensation Plan was merged into the Plan. Separate investment contracts are maintained for the two individual plans (The Standard 401(k) Plan and the Agents’ Deferred Compensation Plan). The Plan sponsor and administrator is Standard Insurance Company (“Standard”), a wholly-owned subsidiary of StanCorp Financial Group, Inc. (“StanCorp”).

Eligibility—All new employees of StanCorp and its subsidiaries, except leased employees, enter the Plan on the first day of the month following their date of hire. Effective January 1, 2007, entry into the Plan is on the date of hire. See “Note 8—Subsequent Event.” Employees of Invesmart, Inc., a subsidiary of StanCorp, hired before November 1, 2006 participate in the Invesmart, Inc. 401(k) Profit Sharing Plan.

Participants are eligible for a matching contribution on the first day of the month after they have attained at least 1,000 hours of service during a 12-consecutive-month period. Effective January 1, 2007, the one year of service requirement for Company matching contributions was eliminated. See “Note 8—Subsequent Event.” Employees hired after January 1, 2003 are also eligible for a 2% non-elective contribution starting January 1 following the date of hire. This contribution is intended as a substitute for the Standard defined benefit plan, which limits participation to employees hired on or before January 1, 2003.

Contributions—Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible. Presently, after one year of service, Standard matches 100% of the first 3% of pre-tax compensation that a participant contributes to the Plan and 50% of the next 2% of pre-tax compensation that a participant contributes to the Plan. Contributions are subject to certain limitations. Upon enrollment in the Plan, participants may direct their contributions and the employer matching contribution in 1% increments to a number of funds that are administered and maintained by Standard. The Plan offers 25 pooled separate account investments, the Portfolio Fund (deposit administration contracts) and StanCorp common stock (“Employer Stock”) as investment options for participants. Participants may change or transfer their investment options daily, subject to fund trading restrictions.

Each participant’s account is credited with the participant’s contributions, an allocation of Standard’s matching contributions and net investment earnings/losses.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions. Eligible participants are fully vested in the non-elective contribution after five or more years of service or upon reaching normal retirement age while employed. Effective January 1, 2007, the non-elective contribution will be fully vested after three years of service. See “Note 8—Subsequent Event.”

Termination of Employment—Upon termination of service, a participant may leave the funds in the Plan if the participant’s account balance is greater than $1,000, request a direct rollover into an IRA or to another qualified plan which accepts direct rollovers, or take a distribution of the account balance, see“—Withdrawals and Distributions.” Funds remaining in the Plan continue as tax deferred and are invested at the participant’s direction until federal law requires a distribution, after age 70  1/2.

Withdrawals and Distributions—Upon termination of service, a participant may elect to receive benefits in either a lump sum, a qualified joint and survivor annuity, a straight life annuity, a joint and contingent survivor annuity, a life annuity with guaranteed payments for a certain period, an annuity for a certain period, or a series of installment payments. Distributions are made as soon as administratively possible to electing employees who terminate or retire, or to the beneficiaries of deceased participants. Withdrawals also may be made in the case of hardship or certain other circumstances as described in the Plan. See “Note 8—Subsequent Event” for a summary of revisions to the Plan effective January 1, 2007 relating to the form of benefit payments.

Loans may be made to participants for up to the lesser of 50% of their account balance, $50,000, or the amount of their financial hardship, as defined in the Plan. Loans are secured by the participant’s account balance. Effective January 1, 2007, the Plan was revised to define the circumstances that constitute a financial hardship for withdrawals of elective contributions. See “Note 8—Subsequent Event.”

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, Plan assets would be available for distribution to participants. Distributions to each participant at termination would be based on the value of that participant’s account.

Administrative Expenses—Administrative expenses are paid by Standard with the exception of an asset-based fee, a loan initiation fee and a single sum distribution fee. The asset-based fee is 0.12% of participants’ account balance and is reduced by any revenue received from providers of the underlying mutual funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates—Plan management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

The Plan invests in various securities and insurance contracts including pooled separate account investments, deposit administration contracts and Employer Stock. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). See “Note 5—Deposit Administration Contracts” for further information.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts and Employer Stock are stated at fair value based on the most current quoted market prices at December 31, 2006 and 2005. The Plan is either credited or charged for the change in unit values of its pooled separate account and Employer Stock investments. The Portfolio Fund represents deposit administration contracts. See “Note 5—Deposit Administration Contracts.”

Participant loans receivable are valued at the outstanding principal balance of the loans, which approximates fair value. Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years, or 10 years if used to purchase a primary residence. Interest is charged based on the prime rate at the time of the loan. Loans and/or interest payments of participants currently employed by StanCorp are collected every two weeks through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2006 ranged from 4.00% to 8.25%.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

3. PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan include Employer Stock, as well as funds on deposit with, and investments maintained by, Standard. Because Standard is the Plan sponsor, these investment transactions qualify as party-in-interest transactions.

4. INVESTMENTS EXCEEDING 5% OF NET ASSETS AVAILABLE FOR BENEFITS

The following table sets forth the Plan’s investments that exceeded 5% of net assets available for Plan benefits at December 31:

	2006	2005
Portfolio Fund—deposit administration contracts	$92,621,913	$86,799,685
Pooled separate accounts:
Vanguard Institutional Index	17,954,790	15,524,247
T. Rowe Price Mid Cap Growth	12,217,101	10,863,002
Employer stock	12,321,201	14,228,966

The following table sets forth net appreciation (depreciation) by investment type for the years ended December 31:

	2006	2005
Pooled separate accounts	$10,386,148	$6,616,954
Employer stock	(1,187,253)	2,576,913

Total	$9,198,895	$9,193,867

5. DEPOSIT ADMINISTRATION CONTRACTS

The Portfolio Fund represents deposit administration contracts (“Contracts”) entered into by the Plan with Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard. The Contracts are included in the financial statements at contract value. Plan management represents that contract value approximates fair value, as the contract crediting rate resets annually and the Contracts are fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contracts, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of Contract issuer or otherwise.

As described in the FSP that was adopted by the Plan on January 1, 2006, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. The contract crediting rate is established at the beginning of each calendar year and is guaranteed for one year. Because the contract crediting rate is reset annually at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value of the Contracts equals the contract crediting rate.

The effective annual crediting rate is determined on an annual basis by the Retirement Plans’ staff and approved by the management committee and the board of directors. The effective annual crediting rates for the two Contracts representing The Standard 401(k) Plan and the Agents’ Deferred Compensation Plan were 5.3% and 4.7% in 2006, and 5.6% and 5.0% in 2005, respectively.

There are no events that limit the ability of the plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.

Standard may terminate the contract with 30 days advance written notice to the contract owner. Upon such notice, the contract owner may choose immediate payment at contract value or payment in installments over 20 calendar quarters, with interest continuing under the same terms as if the contract remained in force.

6. INCOME TAX STATUS

The Plan obtained its latest determination letter on July 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7. CONCENTRATION OF RISK

The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, deposit administration contracts and Employer Stock. The financial instruments may subject the Plan to concentrations of risk. The contract value of the deposit administration contracts is dependent on the ability of the issuer to honor its contractual commitments. Investments in pooled separate accounts and Employer Stock are subject to changes in the market values of the underlying securities.

8. SUBSEQUENT EVENT

Effective January 1, 2007, the following changes were made to the Plan. See the 2007 401(k) Summary Plan Description for more complete information, available from the Plan Sponsor.

•	The one year of preliminary service requirement for purposes of the Company’s matching contributions was eliminated.

•	The effective date of enrollment and changes is the first day of each pay period.

•	Vesting in the non-elective contribution will occur three years from the date of hire, formerly five years.

•

Annuities are no longer available as a form of benefit payment. The allowable form of benefit payments from participant accounts was revised to include a lump sum payment, quarterly partial distributions, or payments from account until the vested account balance is exhausted.

•	The loan policy was amended to conform the definition of financial hardship to the Plan provision for withdrawals of elective contributions.

THE STANDARD 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A Allianz CCM Emerging Comp		$4,412,277
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value		5,400,267
*	Standard Insurance Company	Separate Account A American Century Intl Growth		3,340,653
*	Standard Insurance Company	Separate Account A American Century Ultra		9,626,018
*	Standard Insurance Company	Separate Account A Dodge & Cox Intl Stock		640,989
*	Standard Insurance Company	Separate Account A Federated Mid-Cap		6,555,939
*	Standard Insurance Company	Separate Account A Fidelity Adv Diversified Int I		6,627,360
*	Standard Insurance Company	Separate Account A Harbor Bond		3,093,364
*	Standard Insurance Company	Separate Account A Hotchkis Wiley Mid Cap Val		7,852,519
*	Standard Insurance Company	Separate Account A Munder Mid Cap Core Growth Y		5,521,772
*	Standard Insurance Company	Separate Account A Munder Small Cap Val Y		2,124,489
*	Standard Insurance Company	Separate Account A Templeton Foreign Advisor		3,409,911
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid Cap Growth		12,217,101
*	Standard Insurance Company	Separate Account A T. Rowe Price Small Cap Stk		3,554,056
*	Standard Insurance Company	Separate Account A TWC Galileo Select Equity I		2,841,707
*	Standard Insurance Company	Separate Account A Vanguard Institutional Index		17,954,790
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Con		737,260
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Growth		636,852
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Mod		414,952
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral		3,312,739
*	Standard Insurance Company	Separate Account A Vanguard Windsor II Admiral		8,742,075
*	Standard Insurance Company	Separate Account A Vanguard Strategic Equity		1,577,107

	Total Pooled Separate Accounts			110,594,197

*	StanCorp Financial Group, Inc.	Employer Stock		12,321,201

	Participant loans receivable	Maturities:
		Loans mature over periods not to exceed five years generally and ten years for home loans
		Interest rates:
		4.00%-8.25%		2,896,789
*	Standard Insurance Company	Portfolio Fund-deposit administration contracts		92,621,913

	TOTAL INVESTMENTS			$218,434,100

Note:	Historical cost information (Column (d)) for participant-directed investments is not required.

*	Standard Insurance Company and StanCorp Financial Group, Inc. are each considered a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of The Standard 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

The Standard 401(k) Plan

By	/s/ Eric E. Parsons
Eric E. Parsons
Chairman, President and Chief Executive Officer
StanCorp Financial Group, Inc.

June 26, 2007

EXHIBIT INDEX

Exhibit Number	Document Description
23.1	Consent of Independent Registered Public Accounting Firm